EXHIBIT 99.18

CONSENT OF TECHNICAL REPORT AUTHOR

Shane Tad Crowie, P.Eng.

To:  PolyMet Mining Corp.

To:  United States Securities and Exchange Commission

Re: Consent of Technical Report Author for PolyMet Mining Corp.'s Annual Information Form included as an exhibit to Form 40-F for the fiscal year ended December 31, 2022.

The undersigned does hereby consent to the incorporation by reference of the Technical Report entitled "Mesaba Project Form 43-101F1 Technical Report - Mineral Resource Statement" (the "Mesaba Technical Report") with effective date November 28, 2022 and inclusion of references to the Mesaba Technical Report in the Company's Annual Information Form included as an exhibit to Form 40-F for the fiscal year ended December 31, 2022.

The undersigned does hereby consent to use of extracts from, or a summary of, the sections of the Mesaba Technical Report for which I am responsible for in Item 4, Description of the Business (the “relevant sections”) of PolyMet Mining Corp.’s Annual Information Form included as an exhibit to the Form 40-F filing with the Securities and Exchange Commission, for the fiscal year ended December 31, 2022.

The undersigned does herby confirm that I have read the relevant sections of the Annual Information Form included as an exhibit to the Form 40-F filing for PolyMet Mining Corp. for the fiscal year ended December 31, 2022 and that they fairly and accurately represents the information in the Mesaba Technical Report that supports the disclosure.

Dated this 23rd day of March, 2023.	/s/ Shane Tad Crowie
Name: Shane Tad Crowie